May 11, 2016

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Daniel Duchovny,
Special Counsel,
Office of Mergers & Acquisitions

Re:	Ruckus Wireless, Inc.
Schedule 14D-9 filed April 29, 2016
SEC File No. 005-87216

Dear Mr. Duchovny:

Ruckus Wireless, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2016, as amended (the “Filing”);

•	comments from the Staff of the SEC (“Staff”) or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely, RUCKUS WIRELESS, INC.

By:	/s/ Scott Maples
Name:	Scott Maples
Title:	VP, General Counsel & Corporate Secretary